Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 0-32637

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation

323 Sixth Street

Ames, Iowa 50010

REQUIRED INFORMATION

1.

Financial statements and schedule of the Ames National Corporation 401(k) Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

EXHIBIT INDEX

Exhibit

Number	Exhibit

23	Consent of Independent Registered Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2025

AMES NATIONAL CORPORATION 401(k) PLAN

By: Ames National Corporation

By: /s/ John P. Nelson
Name: John P. Nelson
Title: CEO

AMES NATIONAL CORPORATION

401(k) PLAN

Ames, Iowa

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2024 and 2023

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Trustees, Plan Committee, Plan Participants, and Audit Committee

Ames National Corporation 401(k) Plan

Ames, Iowa

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) as of December 31, 2024, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2022.

Springfield, Missouri

June 24, 2025

AMES NATIONAL CORPORATION

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

	2024	2023

ASSETS
Investments, at fair value	$67,398,834	$58,133,560
Notes receivable from participants	430,263	320,205
Total assets	67,829,097	58,453,765

LIABILITIES
Payable for excess contributions	-	16,440

NET ASSETS AVAILABLE FOR BENEFITS	$67,829,097	$58,437,325

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2024 and 2023

	2024	2023
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$5,076,559	$6,486,157
Dividends	2,600,907	1,721,266
Interest	63,391	82,113

Total investment income	7,740,857	8,289,536

Interest income from notes receivable from participants	26,689	19,287

Contributions:
Employer	1,181,509	1,140,445
Participants	1,757,806	1,738,272
Rollovers	407,808	135,124

Total contributions	3,347,123	3,013,841

Net additions	11,114,669	11,322,664

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,722,897	4,782,582

NET INCREASE	9,391,772	6,540,082

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	58,437,325	51,897,243

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$67,829,097	$58,437,325

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Plan (the Plan), is sponsored by Ames National Corporation and its subsidiaries: First National Bank, Ames, Iowa; Boone Bank & Trust Co., Boone, Iowa; Reliance State Bank, Story City, Iowa; State Bank & Trust Co., Nevada, Iowa; United Bank & Trust Co., Marshalltown, Iowa; and Iowa State Savings Bank, Creston, Iowa (collectively, the Companies). The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative record keeper. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies with an original effective date of January 1, 1971. The Plan: (a) allows new employees and existing employees turning age 21 to begin making salary deferral contributions to the Plan and the corresponding employer matching contribution without a waiting period, (b) has automatic enrollment for new employees and existing employees turning age 21, and (c) limits participant notes receivable to two notes per employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible to begin making salary deferral contributions to the Plan upon commencement of employment and will also be eligible for employer matching contributions for employees ages 21 or older.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts are the qualified default investment alternatives. The plan advisory committee determines the appropriateness of investments offered in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations. The Plan provides a matching contribution up to 6% of the participants’ compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit, contribution plans or rollovers. Additionally, each participant age 50 or older may elect to make catch up contributions subject to certain limitations of the Internal Revenue Service. All Plan investments were participant-directed into investment options offered by the Plan.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Companies’ matching contribution, and (c) Plan earnings or losses and charged with benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Companies’ matching contributions and earnings thereon.

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount. The Plan allows for in-service distributions when a participant reaches age 59 1/2.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants at December 31, 2024, mature through 2033 and the interest rates (as determined by the Plan Administrator) are 1.0% to 9.5%. Principal and interest are paid ratably through payroll deductions, generally, over five years. However, repayment of notes receivable from participants for the purchase of a primary residence may exceed five years, but no longer than ten years. The notes receivable from participants are secured by the balance in the participants’ account.

Forfeited accounts

The Plan was amended to eliminate forfeitures on January 1, 2023. The forfeitures were used to reduce future contributions from the Companies. During the year ended December 31, 2024, there were no forfeitures from nonvested account balances.

Subsequent events

In preparing the Plan's financial statements, Plan management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of filing these financial statements with the SEC.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Rollover Contributions

An aggregate of $407,808 and $135,124 was rolled into the Plan during the years ended December 31, 2024 and 2023, respectively. The rollover contributions in the statements of changes in net assets available for benefits are generally considered to be normal rollover activity during the year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31. Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

Notes receivable from participants

Notes receivable from participants are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. Delinquent and unpaid notes receivable are reclassified as a distribution based upon the terms of the Plan Document.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Companies. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 4 - RELATED PARTY TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Vanguard is a party-in-interest as defined by ERISA as a result of being the record keeper and custodian of the Plan. Ames National Corporation is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. At December 31, 2024 and 2023, the Plan held 83,490 and 77,867 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $1,371,741 and $1,661,682, respectively.

The Plan sold or distributed 508 shares for $9,960 during the year ended December 31, 2024. The Plan purchased 6,131 shares for $114,738 during the year ended December 31, 2024. The Plan sold or distributed 7,113 shares for $144,656 during the year ended December 31, 2023. The Plan purchased 10,494 shares for $194,810 during the year ended December 31, 2023.

NOTE 5 – FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets that the Plan has the ability to access.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 5 – FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2:

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or, inputs derived principally from or can be corroborated by observable market data by correlation or other means.

If the asset or liability has a specified term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the net asset value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account: Valued at cost, which approximates fair value.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 5 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the balances of assets measured at fair value by level as of December 31:

2024
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds	$63,682,720	$-	$-	$63,682,720

Common/collective trust	-	2,339,405	-	2,339,405

Common stock fund:
Ames National Corporation, common stock	1,371,741	-	-	1,371,741
Money market account	-	4,968	-	4,968
Total common stock fund	1,371,741	4,968	-	1,376,709

Total investments at fair value	$65,054,461	$2,344,373	$-	$67,398,834

2023
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds	$53,852,670	$-	$-	$53,852,670

Common/collective trust	-	2,611,811	-	2,611,811

Common stock fund:
Ames National Corporation, common stock	1,661,682	-	-	1,661,682
Money market account	-	7,397	-	7,397
Total common stock fund	1,661,682	7,397	-	1,669,079

Total investments at fair value	$55,514,352	$2,619,208	$-	$58,133,560

NOTE 6 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participants are 100% vested in their accounts.

AMES NATIONAL CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 7 - TAX STATUS

The determination letter received for the Plan prototype document was dated June 30, 2020. In this letter, the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax. The Plan has not applied for its own determination letter. The prototype plan has not been amended since receiving the determination letter.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

AMES NATIONAL CORPORATION

401(k) PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan #002 EIN # 42-1039071

December 31, 2024

	(b)			(e)
	Identity of issuer, borrower,	(c)	(d)	Fair
(a)	lessor, or similar party	Description of investment	Cost	Value

*	Assets held by Vanguard Fiduciary Trust Company, as Trustee

	American Funds EuroPacific Growth Fund; Class R-6	Mutual fund	**	$683,990
	American Funds Growth Fund of America; R-6	Mutual fund	**	3,234,426
	American Funds Income Fund of America Fund; Class R6	Mutual fund	**	682,529
	American Funds Washington Mutual Investors Fund; Class R6	Mutual fund	**	1,697,434
	Davis New York Venture Fund; Class Y	Mutual fund	**	593,373
	Invesco Oppenheimer Developing Markets Fund; Class R6	Mutual fund	**	504,298
	PIMCO Total Return Fund; Institutional Class	Mutual fund	**	529,724
*	Vanguard 500 Index Fund Admiral Shares	Mutual fund	**	6,654,661
*	Vanguard Balanced Index Fund Institutional Shares	Mutual fund	**	6,608,341
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	Mutual fund	**	2,116,568
*	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual fund	**	3,493,226
*	Vanguard Short-Term Inflation-Protected Sec. Idx Fund: Adm Shr	Mutual fund	**	382,666
*	Vanguard Small-Cap Index Fund Admiral Shares	Mutual fund	**	2,084,814
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	493,137
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	7,831,465
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	1,527,461
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	7,519,298
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	119,706
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	3,918,556
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	111,514
*	Vanguard Target Retirement 2055 Fund	Mutual fund	**	2,922,228
*	Vanguard Target Retirement 2060 Fund	Mutual fund	**	355,008
*	Vanguard Target Retirement 2065 Fund	Mutual fund	**	238,797
*	Vanguard Target Retirement 2070 Fund	Mutual fund	**	2,179
*	Vanguard Target Retirement Income	Mutual fund	**	1,497,720
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund	**	702,889
*	Vanguard Total International Stock Index Fund Admiral Shr	Mutual fund	**	973,743
*	Vanguard Total Stock Market Index Fund Admiral Shares	Mutual fund	**	6,202,969
	Total			63,682,720

*	Common/collective trust, Vanguard Retirement Savings Trust III	Common/collective trust	**	2,339,405

*	Ames National Corporation, common stock	Common stock fund	**	1,371,741
*	VGI Federal money market account	Common stock fund	**	4,968
	Total			1,376,709

*	Notes receivable from participants	Interest rates of 1.0% to 9.5% and maturity dates from May 2025 through April 2033.

			$-	430,263

	Total			$67,829,097
*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore, is not included